Mail Stop 3561

May 12, 2006

Morris Goldfarb
Chief Executive Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

> **Re:** **G-III Apparel Group, Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2006**
> **File No. 333-133906**
>
> **Post-Effective Amendment No. 2 to Registration Statement on Form**
> **S-3 on Form S-1**
> **Filed May 8, 2006**
> **File No. 333-128239**
>
> **Forms 10-K and 10-K/A for Fiscal Year Ended January 31, 2006**
> **Filed May 1, 2006 and May 8, 2006**
> **File No. 0-18183**

Dear Mr. Goldfarb:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form S-3 on Form S-1

Undertakings

1. Please disclose the full undertakings in Item 512(a) of Regulation S-K, as
    applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering
    Reform Transition Questions and Answers located on our website at www.sec.gov.

Form 10-K for Fiscal Year Ended January 31, 2006

Controls and Procedures, page 28

2. We note your disclosure that your Chief Executive Officer and Chief Financial
    Officer concluded that your disclosure controls and procedures are effective in
    "[a]lerting them to material information, on a timely basis, required to be included
    in [y]our periodic SEC filings." As you have included a portion of the definition of
    disclosure controls and procedures with your effectiveness conclusion, you must
    include the entire and accurate definition. Please confirm that in future filings, you
    will disclose, if true, that your disclosure controls and procedures are effective to
    ensure that information required to be disclosed by the issuer in the reports that it
    files or submits under the Act is recorded, processed, summarized and reported,
    within the time periods specified in the Commission's rules and forms and to ensure
    that information required to be disclosed by an issuer in the reports that it files or
    submits under the Act is accumulated and communicated to the issuer's
    management, including its principal executive and principal financial officers, or
    persons performing similar functions, as appropriate to allow timely decisions
    regarding required disclosure. See Exchange Act Rule 13a-15(e).

******

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Neil Gold, Esq.
        Fax: (212) 318-3400